SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S.A. (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby, in addition the Relevant Fact disclosed on October 14, 2019 to inform its shareholders and the market in general of the following:

1.    Capital Increase

Capital Increase: The Extraordinary General Meeting held on November 14, 2019 approved, by majority, the Company's capital increase, by private subscription, in the amount of up to R$ 9,987,786,560.33 (nine billion, nine hundred and eighty seven million, seven hundred and eighty and six thousand, five hundred and sixty reais and thirty-three cents), through the issuance of new common shares, for the unit price of R$ 35.72 (thirty-five reais and seventy-two cents), and of new class preferred shares. “B”, for the unit price of R$ 37.50 (thirty seven reais and fifty cents), all new book-entry shares with no par value, pursuant to articles 170 and 171 of Law 6,404/76 - Brazilian Corporate Law with the minimum amount of R$ 4,054,016,419.37  (four billion, fifty-four million, sixteen thousand, four hundred and nineteen reais and thirty-seven cents) will be subscribed and paid in by the controlling shareholder, Federal Government, through capitalize claims against the Company arising from Advances for Future Capital Increase (“AFACs”) (“Capital Increase”).

Maximum amount. The maximum amount of the increase, in case of total subscription of the issued shares, is R$ 9,987,786,560.33 (nine billion, nine hundred and eighty seven million, seven hundred and eighty six thousand, five hundred and sixty reais and thirty three cents ) (“Maximum Amount”). If the Maximum Amount is fully subscribed, the Company's capital stock will increase from the current R$ 31,305,331,463.74 (thirty one billion, three hundred and five million, three hundred and thirty one thousand, four hundred and sixty-three reais and seventy-five four cents) to R$ 41,293,118,024.07 (forty one billion, two hundred and ninety three million, one hundred and eighteen thousand, twenty four reais and seven cents), being issued 222,543,328 (two hundred and twenty two million , five hundred and forty-three thousand, three hundred and twenty-eight) new common shares and 54,370,900 (fifty-four million, three hundred and seventy thousand and nine hundred) new class B preferred shares, all registered, book-entry and without par value.

Minimum amount. The minimum amount of the increase, which will be subscribed and paid in by the controlling shareholder of the Company, the Federal Government, and the partial approval of the capital increase is allowed, is R$ 4,054,016,419.37 (four billion, fifty four million , sixteen thousand, four hundred and nineteen reais and thirty seven cents) (“Minimum Amount”). If only the Minimum Amount is subscribed, the Company's capital will be increased to R$ 35,359,347,883.11 (thirty-five billion, three hundred and fifty-nine million, three hundred and forty-seven thousand, eight hundred and eighty-three reais and eleven cents), and will be issued 113,497,097 (one hundred and thirteen million, four hundred and ninety-seven thousand and ninety-seven) new common shares and 183 (one hundred eighty-three) new class B preferred shares, all registered, book-entry and without par value .

Resource Allocation. The purpose of the Capital Increase is to reinforce the Company's cash to cover actions related to the Eletrobras Business and Management Master Plan for the period from 2019 to 2023, such as voluntary employee termination programs, labor termination programs. outsourcing, re-listing of the Company's financial liabilities and deleveraging of Eletrobras, among others.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

2.    Rights of New Shares

Dividends: The shares issued herein are in the same rights as the existing shares, in their respective types and classes, and will fully participate in any dividends and / or interest on equity that may be declared after the capital increase has been approved, to be made by a new general meeting of shareholders, to be specifically convened after the subscription and payment period.

3.    Issue Price of New Shares

Issue Price: R$ 35.72 (thirty five reais and seventy two cents) for the new common shares and R$ 37.50 (thirty seven reais and fifty cents) for the new class “B” preferred shares.

Justification of issue price: As provided for in item III of paragraph 1 of article 170 of the Brazilian Corporate Law, the issue price was calculated without undue dilution of the interest of other shareholders, based on the weighted average of the respective quotations of the shares issued by the Company at the close. of the last 30 (thirty) trading sessions of B3 prior to October 7, 2019 (inclusive), in relation to the average price weighted by the volume of shares traded in the period, and considering an applied discount of 15% (fifteen per cent). The adoption of the criterion used to determine the issue price of the new shares resulted from the Company's Management's conviction that, given the high liquidity of its shares, which are part of B3's main indices, such criterion would represent the fairest value for the Company issuance of new shares.

Payment conditions: The subscribed shares shall be paid-up in cash, in local currency (in cash or in debit) or through the use of credits from dividends declared on April 29, 2019, at the 59th Ordinary General Meeting of the Company, and not paid. Investors who choose to pay through the use of dividends may only make use of this option for the amounts exercised during the subscription period, and the Subscription Remaining phase must be paid in national currency only (in cash or debit to the account). The amount of dividends that may be offset against the payment of the shares subscribed herein is limited to the nominal value declared at the 59th Annual General Meeting of the Company, and the amount corresponding to their monetary restatement, at the Selic rate, from January 1, 2019 until the payment will be paid to the shareholders with the respective right of receipt by December 30, 2019. Shareholders wishing to offset the payment amount of the shares with the credit of the dividends should observe if the balance of dividends receivable is sufficient to the required payment - and supplement with cash payment, in national currency (in cash or debit), if necessary. For shareholders in custody in the book-entry books, such balance may be consulted with one of Banco Bradesco S.A.'s branches (“Bradesco”). For shareholders in custody of B3, such balance may be consulted through their Custodian Agent. The Federal Government, the Company's controlling shareholder, may pay the subscribed shares through the capitalization of credits held against the Company arising from AFACs held by it.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

4.    Subscription Right of News Shares (Preemptive Rights)

Subscription Right: Subject to the operating procedures of Bradesco, the financial institution responsible for bookkeeping the shares issued by the Company, in compliance with the issuer's resolution and in compliance with current legislation and B3, the Company's shareholders will have preemptive rights in the subscription of the new shares, in the proportion of their interests in the Company's capital.

Preemptive Right Term: Shareholders will have 30 (thirty) days to exercise their preemptive rights, beginning, therefore, on November 18, 2019 (inclusive) and ending on December 17, 2019 (inclusive).

Data Base: Preemptive rights may be exercised by the shareholders of the Company's shareholding position on November 14, 2019. From and including November 18, 2019, the shares issued by the Company will be traded ex-subscription rights.

Subscription Right per Share: Each shareholder of the Company will have the right to subscribe 0.204722 new shares for each 01 (one) share they own (20.4722% of their respective interest), and the holders of common shares will subscribe for common shares and the holders class A and class B preferred shares will subscribe to class B preferred shares.

Fraction Treatment: Fractions of shares issued by the Company resulting from the exercise of preemptive rights in the subscription of the capital increase by the holders of common shares will be disregarded for the purpose of exercising the preference.

5.    Assignment of Subscription Rights

Assignment of Rights: The preemptive right may be freely assigned to third parties, pursuant to paragraph 6 of article 171 of the Brazilian Corporation Law, and must request and sign the respective assignment bulletin, which will be issued by Bradesco, or instruct is brokerage firm for trading directly on the stock exchange. In view of the possibility for shareholders to exercise their right of withdrawal, subscription receipts may not be negotiated disposed of or assigned.

Deadline for negotiation: Holders of shares issued by the Company wishing to trade their preemptive rights for subscription may do so within the term for the exercise of the preemptive right set forth in item 3 above, and shall proceed early enough to allow the preemptive rights to assigned subscriptions may be exercised within the said period.

Impossibility of Assignment of Subscription Right of Remains: The assignment of the right to subscribe for leftovers shall be prohibited independently and autonomously of the preemptive right in the subscription of the Capital Increase.

Bradesco Registered Shares (book-entry environment): Holders of shares issued by the Company that are registered in Bradesco's register books (book-entry environment) may assign their preemptive rights in the subscription (which include the right to subscribe for the remaining shares) through any Banco Bradesco branch, through signature of the Instrument of Assignment of Law.

Custodian Shares at the Central Depository of Assets (stock exchange environment): Holders of shares issued by the Company who are deposited with the B3 Asset Depository (“Asset Depository”) may trade their preemptive rights in the subscription of the Capital Increase shares (which include the

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

right to subscribe for the remaining shares) at B3, through their respective custodian agents, and shall comply with the procedures and terms of the Asset Depository and respective custodian agents.

6.    Procedures for the Subscription of Shares in the Capital Increase

Subscription Procedures (book-entry environment): Shareholders holding shares issued by the Company registered in Bradesco Bank wishing to exercise their preemptive rights in the subscription of the new shares must contact any Bradesco specialized agency by December 17, 2019, at 4 pm, to subscribe the new shares upon signature of the subscription ballot, according to the model to be made available by Bradesco, delivery of the documentation described in item 8 below and payment of the corresponding price, which will be made upon subscription.

Subscription procedures (stock exchange environment). Shareholders holding shares deposited with the Asset Depository shall exercise their rights through their custodian agents and in accordance with the rules stipulated by the Asset Depository itself, subject to the terms and conditions of this notice. Shareholders should also, if they wish, during the same period, indicate the maximum number of shares that will be subscribed in the eventual apportionment of shares, limited to the total number of shares that will be issued in the capital increase.

Subscription Payment Form (book entry environment). For investors who have exercised the subscription exercise in the custody environment, payment of the corresponding price may be made in cash (upon subscription) or through the use of dividends credits declared on April 29, 2019 (exclusively on December 30, 2019).

Subscription Payment Form (stock exchange environment). For investors who have exercised their subscription exercise through the B3 Asset Depository, the shares will be paid-in through their cash Custodian Agent or through the use of dividend credits declared on April 29, 2019, both forms being fully paid on December 30, 2019.

Partial Approval: After the cancellation of remaining unsubscribed shares, and if the Minimum Amount has been reached in the capital increase, the Company's new extraordinary general meeting shall be called to approve the capital increase partially or fully in the value of the shares actually subscribed and paid in.

Possibility to condition investment decisions. In view of the possibility of partial approval of the Capital Increase, shareholders wishing to subscribe part of the increase may, at the time of exercising their subscription right, make their investment decision subject to the final conditions of the capital increase.

Procedure for conditioning investment decisions. Upon subscription, upon signing the subscription ballot, the shareholder may condition the subscription of the shares: (i) the subscription of the Maximum Amount of the Capital Increase; or (ii) the subscription of a number of shares proportional to the amount collectively subscribed (the amount required to maintain its interest in the Company's capital stock). To this purpose, fields created specifically for this reason will be made available in the subscription ballot. In the case of option (ii) above, the subscriber, upon subscription, shall indicate, if the condition is met, whether he will receive: (a) all the shares subscribed by him; or (b) the number of shares equivalent to the ratio between the number of shares actually subscribed and the maximum number of shares subject to the Capital Increase. In the absence of express expression, the subscriber's interest in receiving all the shares subscribed by him shall be presumed.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Overpaid Amounts (Withdrawal). If the shareholder conditions the subscription pursuant to items (i) or (ii) above, if the capital increase is not fully met, such amount will be returned by the Company to the shareholder in accordance with its (total or partial) conditioning decision, without monetary restatement up to January 15, 2020. Accordingly, if the shareholder opt by conditioning its subscription and has exercised the preemptive right in the book-entry environment, he must include in the subscription form the necessary data for the refund to be made, namely: (i) bank; (ii) agency; (iii) checking account; (iv) name/denomination; (v) CPF/CNPJ; (vi) address; and (vii) phone.

Holders of shares deposited with B3's Depositary Central Assets will receive the funds through their Custodian Agent, without the need to send the documents listed above to the Company.

No Deadline to review the decision to condition participation in the capital increase. Since it will be possible to make the investment decision conditional on the final conditions of the capital increase under the terms of the item above, no additional period will be granted to review the investment decision after the end of the remaining rounds, even if the Capital Increase has partially subscribed.

7.    Subscription of Unsubscribed Remaining Shares

Procedure for exercising the remaining shares. If the shareholders choose to participate in the subscription of any remaining shares, the shareholders must indicate in the subscription ballot the maximum number of shares they wish to subscribe in the apportionment, limited to the total number of shares to be issued in the capital increase. Once the number of shares subscribed during the year by the Company's shareholders of their preemptive rights is determined, the remaining shares will be determined and apportioned among those who have expressed their opinion in the subscription bulletin. In the calculation of the remaining shares, the proportion of shares subscribed by each subscriber in the exercise of the preemptive right and the information provided by him on the maximum number of shares to be subscribed shall be observed.

Procedures for subscribing surpluses (book-entry environment): the Company's shareholder who, in the preemptive period, has opted for subscribing of remaining shares in the subscription form, must again attend one of Bradesco's branches to make payment for the exercise of surplus.

Procedures for subscribing for remaining shares (stock exchange environment): Shareholders holding shares deposited with B3's Asset Depository shall, through their custodian agents and in accordance with the rules stipulated by the Asset Depository itself, in compliance with the terms and conditions of this Notice to Shareholders, express their interest in subscribing for remaining shares at the same time as they manifest for the preemptive period. The total amount to be requested for the remaining period is limited to the total number of shares to be issued in the capital increase. The total amount of remaining shares to be met for each investor will depend on the apportionment to be made and disclosed by the company.

Form of payment of remaining shares. For investors who exercised surpluses in the book-entry environment, the surpluses shall be paid-in exclusively in cash during the due payment period. Such period will start with the disclosure of a notice to shareholders informing the result of the preemptive right, factor of the remaining to be allocated to investors and the final result of the increase, which will be made available four business days after the end of the preemptive period (ie, December 23, 2019) and will end two business days later, that is, December 27, 2019. For investors who have exercised their stock market paid in through its Custodian Agent and exclusively in cash on December

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

30, 2019. The allocation factor of the leftovers that will be allocated to the amounts requested by investors will be disclosed by the company through notice to shareholders on December 23, 2019.

Cancellation of unsubscribed remaining shares. The aforementioned notice to shareholders will also disclose any remaining unsubscribed balance remaining shares after such apportionment, which will be canceled upon unsubscription.

8.    Documents Required for the Share Subscription and Assignment of Rigths

Physical Persons: Identity card, Taxpayer Registration of the Ministry of Finance (CPF/MF) and proof of address.

Legal Entities: Articles of incorporation or bylaws and the minutes that elected the directors, duly filed with the competent Commercial Board, and proof of address.

Representation: In the case of representation of both individuals and legal entities by proxy, the presentation of the respective power of attorney with notarized signature will be required.

9.    Places of attendance

Places of attendance: Shareholders holding shares issued by the Company that are registered in Bradesco's registry books (book-entry environment) wishing to exercise their preemptive rights shall, within the exercise of their preemptive rights, address any Banco Bradesco branch, from Monday to Friday, during bank hours. In case of operational questions, the shareholder may call 0800-7011616 during business hours or send a message via e-mail dac.acecustodia@bradesco.com.br.

Holders of shares deposited with the B3 Asset Depository shall exercise their rights through their custodian agents and in accordance with the rules stipulated by the B3 Asset Depository itself.

Rio de Janeiro, November 14, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.